March 8, 2023

Via EDGAR

Ms. Inessa Kessman

Ms. Lisa Etheredge

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Twilio Inc.

Form 10-K for the year ended December 31, 2021, filed February 22, 2022

File No. 001-37806

Dear Mses. Kessman and Etheredge,

I am writing in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated February 2, 2023, to Mr. Khozema Shipchandler, the former Chief Operating Officer (Principal Accounting and Financial Officer) of Twilio Inc., a Delaware corporation (the “Company”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). Effective March 1, 2023, I am the Chief Financial Officer (Principal Accounting and Financial Officer) of the Company. Mr. Shipchandler now serves as President, Twilio Communications.

For your convenience, the Company has set forth below the Staff’s comments in bold and italics, followed by the Company’s responses thereto. All references to page numbers in the Company’s responses are to the pages of the 2021 Form 10-K filed on February 22, 2022.

Form 10-K for the Year Ended December 31, 2021

Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 84

1.	We note your response to prior comment three. So that we may better understand how you determined your operating and reportable segments, please address the following:

•

Describe in greater detail the roles and responsibilities of the CODM and his direct reports. In addition, tell us how often the CODM meets with each of his direct reports, the nature of any financial information the CODM receives or discusses with his direct reports when they meet, and the other participants at those meetings;

•	Describe the key operating decisions, who makes those decisions, how performance is assessed and how resources are allocated within your business;

•

Explain in detail how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, the level of detail reviewed by the CODM as part of the budgeting process, and the level at which the CODM makes changes to the budget; and

•

Explain in further detail how the CODM uses the financial information in the monthly Executive Team Report, and in particular, the monthly product-level margin information. In this regard, we note your response indicates this report includes commentary explaining variances against forecast and prior periods.

The Company’s response:

The Company acknowledges the Staff’s comment, and provides the following response.

•	Describe in greater detail the roles and responsibilities of the CODM and his direct reports.

As of December 31, 2021, the CODM was Jeff Lawson, the Company’s Chief Executive Officer, co-founder, and chairperson of the board of directors (the “Board”). Mr. Lawson remains the CODM and his primary responsibilities have included and continue to include:

•	Setting the Company vision, values, and corporate culture

•	Setting and executing the organizational strategy

•	Assessing the Company’s performance against the vision and strategy and directing timely adjustments

•	Holding leaders accountable to deliver on their strategic priorities

•	Building a competent senior leadership team

•	Making resource allocation decisions for the Company

While there were a number of changes in management throughout 2021, the titles and primary roles of each individual who directly reported to the CODM as of December 31, 2021, were as follows:

•

Christy Lake—Chief People Officer. Ms. Lake helped to lead management of the Company’s global talent acquisition and human resources functions. Ms. Lake was focused on optimizing people-centered activities such as hiring, training, professional development and performance management to support the Company’s growth objectives and results of operations. Ms. Lake also supported the CEO and the senior leadership team in developing a well-defined corporate culture of accountability, diversity and inclusion.

•

Eyal Manor—Chief Product Officer. Mr. Manor helped to lead the Company’s strategic product direction, including product vision, roadmap, design and development for all products, as well as platform reliability.

•

Khozema Shipchandler—Chief Operating Officer. Mr. Shipchandler supported the CEO in driving the organizational vision, operating strategy and corporate culture through all levels of the organization. Mr. Shipchandler helped to direct the Company-wide activities by translating the corporate strategy into actionable steps, driving tactical goal-setting and providing Company-wide oversight of financial management, as well as oversight of the legal, IT and security functions. Additionally, Mr. Shipchandler served as the Principal Accounting and Financial Officer (“PAFO”) for all of 2021.

•

Marc Boroditsky—Chief Revenue Officer. Mr. Boroditsky helped to manage the Company’s go-to-market (“GTM”) function, which encompassed all revenue generating channels and activities, including sales, marketing, customer support and business development for all products.

•

George Hu—Former Chief Operating Officer and Strategic Advisor (through December 31, 2021)—available in an advisory capacity for matters pertaining to his prior role overseeing GTM for a transition period following his resignation as Chief Operating Officer on October 27, 2021.

•

Karyn Smith—Outgoing General Counsel (resignation effective January 7, 2022). Ms. Smith helped to lead the corporate legal strategy, as well as providing oversight of Company-wide legal and regulatory services and resources to accomplish corporate goals.

•	Erin Reilly—Chief Social Impact Officer. Ms. Reilly was responsible for management of the Company’s social impact initiatives.

•

In addition, tell us how often the CODM meets with each of his direct reports, the nature of any financial information the CODM receives or discusses with his direct reports when they meet, and the other participants at those meetings;

During 2021, the CODM held the following regular meetings with his leadership team:

•

Weekly Executive Team Meetings: On a weekly basis the CODM met his direct reports as a team to address day-to-day operational topics and issues. No financial information was received by or discussed with the CODM during the Weekly Executive Team Meetings except for the weekly Pace Report, as described in the Company’s Initial Response Letter dated January 9, 2023 (“Initial Response Letter”). Weekly Pace Reports did not include product-level or geographical gross margin or gross profit information. On an as needed basis, business presenters or functional leadership were invited to provide additional detail on a specific operational topic relevant to the meeting.

•

One-on-One Meetings: On a bi-weekly basis, the CODM met with each of his direct reports individually. No financial information was regularly received by or discussed with the CODM during these individual meetings. The purpose of the One-on-One Meetings was to discuss general business, functional, and leadership topics.

•

Monthly Operating Review Meetings: On a monthly basis, the CODM and his direct reports met to review the Company’s performance. The Operating Reviews included sections on GTM, research and development (“R&D”), and financial performance. Depending on the topic, additional presenters attended. For example, the financial performance section included the Company’s Finance leader and the GTM section included Sales leaders.

The financial performance section of the Monthly Operating Review Meetings focused on actual performance and forecasts. It included both quarterly and annual information. The financial information discussed during these meetings was summarized in the Executive Team Report. The Executive Team Report included, as outlined in the Initial Response Letter:

•	Consolidated revenue, revenue by region and product and revenue trends.

•

Quarterly and annualized consolidated financial information, including revenue, gross margin percentage (including product-level margin percentage), operating expenses and operating income with commentary explaining variances against the Company’s forecast and prior periods.

No other financial information was regularly received by or discussed with the CODM during the Monthly Operating Review Meetings. The extent to which the CODM used any product-level margin information is described in detail below.

•	Describe the key operating decisions, who makes those decisions, how performance is assessed and how resources are allocated within your business;

During 2021, the Company’s functional leaders reported directly to the CODM. Each of these leaders helped to lead a key business function of the Company under the oversight of the CODM and the Board. Each leader was responsible for setting goals and making the day-to-day decisions within their organization. Key operating decisions having Company-wide or strategic impact were made by the CODM under the oversight of the Board, as required by the corporate governance protocols. Such decisions included but were not limited to:

•

Company Strategy: The CODM was and continues to be responsible for establishing Company-wide strategy in collaboration with the Board. For example, as referenced in the Initial Response Letter, during 2021 the CODM implemented the Company’s “in and up” strategy that was formulated with the Board to provide an effective execution model for the Company’s entire GTM function.

•

Company Financial Plans and Resource Allocation: The Company’s Financial Plan was developed as part of the Company’s annual budgeting process described below. The CODM, in consultation with the Board, had the ultimate authority to change, re-allocate and approve the final Company-wide financial and hiring budget.

•

Business Acquisitions: From time to time, the Company identified and evaluated business acquisitions in support of the Company’s strategy. For example, in 2021, based on an analysis performed by management, the CODM made the decision to acquire Zipwhip, Inc. for $850 million, which was approved by the Company’s Board.

•

Assessing performance and allocating resources: During 2021, resources were allocated based on the approved functional budgets. Each business function’s financial performance was evaluated against their respective budget, as established in the Company’s annual Financial Plan. Each business function was also evaluated based on their operational performance against their stated priorities and their ability to support the Company’s overall operating strategy.

•

Explain in detail how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, the level of detail reviewed by the CODM as part of the budgeting process, and the level at which the CODM makes changes to the budget

During 2021, the Company was organized by business function and its budgeting process followed the same structure. The budgeting process started with the annual planning process and the key steps of the process were as follows:

•

Functional executive leaders met with their dedicated Finance partners to prepare budgets by function (for example, GTM or R&D) that supported the Company’s strategic and operational objectives along with the goals of each function. The functional budgets reviewed during these meetings included account level information and detailed hiring plans.

•

The Finance team then consolidated the functional budget information into a Company-wide preliminary Financial Plan that was reviewed with the PAFO. This review was primarily focused on the alignment of the functional budgets and hiring plans with the CODM’s overall operating strategy. Significant trends and transactions were discussed with the functional leaders and adjustments were made, as needed.

•

Upon completion of the PAFO review, a series of reviews were held with the CODM and his direct reports. The CODM reviewed the operating expenditures and hiring plans at a functional level and adjustments were made, as needed. Upon completion of his review, the CODM approved a preliminary Financial Plan for the subsequent year, subject to the Company’s Board feedback and approval.

•	That Financial Plan was then reviewed and approved by the Company’s Board.

Monthly thereafter, the Finance team reviewed the actual performance versus the Financial Plan and, as needed, made revisions to the forecast for the remainder of the year. This review process included reviews of the functional expenditures as well as the hiring plans. Any major deviations from the anticipated performance were raised to the PAFO and/or the CODM.

•

Explain in further detail how the CODM uses the financial information in the monthly Executive Team Report, and in particular, the monthly product-level margin information. In this regard, we note your response indicates this report includes commentary explaining variances against forecast and prior periods.

The CODM used the financial information in the monthly Executive Team Reports primarily to assess the consolidated operating performance of the Company. That included financial performance, GTM performance, and R&D performance. Financial performance was largely measured based on the Company’s target of 30%+ consolidated year-over-year organic revenue growth for the year, as well as measures of profitability on a consolidated basis. GTM performance was measured based on the achievement of closing and converting consolidated revenue pipeline targets. R&D performance was measured based on progress against product roadmaps and operational resiliency metrics. Performance was assessed at a functional distinction and not by product.

As outlined in the Company’s Initial Response Letter, the monthly Executive Team Report also included certain product-level gross margin information. Over the past several years, the Company’s consolidated gross margins have declined. For example, the newly implemented Application to Person (“A2P”) carrier fees by certain US carriers created downward pressures on the Company’s consolidated gross margins with no effect on unit economics. As such, although certain product-level gross margin information was used by the CODM to understand and explain trends and variances in the consolidated gross margins, the CODM continued to make resource allocation decisions and assess the Company’s overall performance on the basis of the Company’s consolidated operating performance in furtherance of the Company’s then-primary strategic priority of driving revenue growth.

2. Summary of Significant Accounting Policies, page 84

2.

We note your response to prior comment three. In the response you state you will present revenue into three distinct categories: 1) communications, 2) software, and 3) other. However, when discussing fluctuation in revenue in response to our prior comment one, you separately quantify changes due to Programmable Messaging, Programmable Voice, and Email. To give investors insight into your revenue by product, please further disaggregate revenue in accordance with ASC 280-10-50-40.

The Company’s response:

The Company acknowledges the Staff’s comment, and the Company will endeavor to disaggregate revenue in accordance with ASC 280-10-50-40 in future filings. For example, in Note 15 to the Consolidated Financial Statements set forth in the Company’s Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 27, 2023, the Company disaggregated revenue by groups of similar products, including revenue from Programmable Messaging, Programmable Voice, and Email.

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at aviggiano@twilio.com or our outside corporate counsel, Rezwan D. Pavri, at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

/s/ Aidan Viggiano

Aidan Viggiano
Chief Financial Officer (Principal
Accounting and Financial Officer)

cc:	Dana Wagner, Twilio Inc.

Nate Troup, Twilio Inc.

Juliana Chen, Twilio Inc.

Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Colin Conklin, Wilson Sonsini Goodrich & Rosati, P.C.